UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							May 13, 2005



via facsimile and U.S. mail

Keith G. Larsen
President
U.S. Energy Corp.
877 North 8th West
Riverton, Wyoming 82501


Re:	U.S. Energy Corp.
Form S-3 filed April 22, 2005
	File No. 333-124277

Dear Mr. Larsen:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


S-3
S-3 Eligibility

1. We note your timely filing of a Form 12b-25. However, it appears that your 10Q that was filed on 5/24/04 was filed 7 calendar days after the due date of that report. As a result of the form being filed after the deadline for filing, you would be ineligible to file a Form S-3. Please look into this issue and response to us in writing why you believe you are eligible to file an S-3, at this time.

Convertible Debentures and Warrants, page 15

2. Expand your disclosure under "Warrants" at page 16 to explain in greater detail how the "anti-dilution" provisions operate. Also make clear whether there is a limit on the number of additional shares that could be potentially issuable, or if the 535,598 number is only an estimate. Describe the potential adverse impact on market price if there are a substantial number of warrant exercises, or explain to us why you believe that is not a reasonable possibility. We may have additional comments.


Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct questions relating to all disclosure issues to Carrie
Darling,
at (202) 942-2972 or, in her absence, to Timothy Levenberg,
Special
Counsel, at (202) 942-1896.   Direct all correspondence to us at
the
following ZIP code:  20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	via facsimile
	Mr. Stephen E. Rounds, Esq.

      Timothy Levenberg
      Carrie Darling
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U.S. Energy Corp.
May 13, 2005
page 3